顭 Sit Investment Associates

80 South Eighth Street, 3300 IDS Center, Minneapolis, MN 55402-2206 • Phone: 612-332-3223, Fax: 612-342-2018 • www.sitinvest.com

January 23, 2024

Richard Froio, Chief Compliance Officer   <u>Via FedEx</u>
and
Nicholas Di Lorenzo, Secretary

Eaton Vance Management
Two International Place
Suite 1400
Boston, MA 02110

Re: Eaton Vance New York Municipal Bond Fund (ENX) and
        Eaton Vance California Municipal Bond Fund (EVM) (collectively the "Funds")

Dear Mr. Froio and Mr. Di Lorenzo:

Sit Fixed Income Advisors II, LLC ("Sit" or "we") is an investment adviser and has purchased shares of the Fund on behalf of its clients. We are very concerned about the Funds' high NAV discount (the share price relative to net asset value) which has persisted since early 2022. We believe that the Funds' unacceptably wide NAV discounts are primarily a result of the Funds' significant underperformance versus the benchmark, increased volatility versus the benchmark, and considerable reduction in the size of its monthly dividends. The Funds' overuse of leverage is the primary driver of these factors.

Each Fund is authorized to use leverage to achieve its investment objectives of providing current income exempt from federal income tax. Eaton Vance Management's ("EV") continued use of leverage in the face of soaring borrowing costs (the SIFMA Municipal Swap Index Yield increased from 0.06% on 1/5/22 to 3.87% on 12/27/23) resulted in costs that were greater than the book yield of the Funds' investments, which reduced the total amount of distributable income earned by the Funds.

EV's continued use of leverage as bond prices declined throughout 2022 and into 2023 resulted in significant underperformance and increased volatility compared to the Bloomberg Municipal Bond Index. The poor overall performance of the Funds and corresponding significant reduction in the size of their monthly dividends caused the Funds' NAV discounts to increase to unacceptable levels.

Additionally, since the advisory fee that the Funds pay EV is based on gross assets, to the extent the Funds' paid advisory fees on the borrowed assets while their borrowing costs exceeded the income earned on their underlying investments, we believe that EV may have been self-dealing.

We commend EV's December 21, 2023, announcement of an increase in the size of the Funds' monthly distributions. However, more must be done to restore confidence in the Funds' Boards of Trustees and EV. We request that you take corrective action immediately, including:

- EV should take proactive measures to reduce the NAV discount. Such action should include providing shareholders with the opportunity to redeem shares at the Funds' NAV.

- EV should refund to the Fund any management fees collected which were based on the value of the borrowed assets during the periods in which the cost of borrowing exceeded the return on the Funds' holdings.

We believe that these are serious matters and request that you take immediate action. Please call me with any questions.

Sincerely,



Bryce A. Doty
Senior Portfolio Manager